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                                                 CELANESE LOGO




PRESS RELEASE             CELANESE AG            Corporate Center
                          Media Relations        Frankfurter Strasse 111
                                                 D-61476 Kronberg/Ts.

                                                 Dr. H.-B. Heier
                                                  Phone: +49 69 305 7112
                                                  Fax: +49 69 305 84160
                                                  H.Heier@Celanese.com

                                                 Phillip Elliott
                                                  Phone: +49 69 305 33480
                                                  Fax: +49 69 305 84160
                                                  P.Elliott@Celanese.com







July 14, 2000


CELANESE BUYS BACK MORE THAN 5% OF ITS OWN SHARES


    Celanese AG today announced that it has bought back 5.26% of its outstanding shares.

    At the Annual General Meeting of Celanese AG on May 10, 2000, shareholders present authorized the Board of Management to buy back up to 10% of its outstanding 55,915,369 shares by November 9, 2001. At that time, Celanese already held call options for 5.1 million shares, which were purchased to cover costs related to its equity based management incentive programs.

    On May 11, 2000, the company issued a press release announcing plans to begin with the buy-back of the 491,500 shares not covered by options. These shares have now been purchased. Celanese will continue to exercise its remaining call options under the approved program mentioned above.

    The announcement was made in accordance with ss. 21 and ss. 25 of the German Securities Trading Act.